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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                  Under the Securities Exchange Act of 1934*



                        TeraForce Technology Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   88077T 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 March 14, 2003
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:                                             [ ] Rule 13d-1(b)
                                                               [X] Rule 13d-1(c)
                                                               [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13G

--------------------------------------                       -------------------
 CUSIP No. - Common Stock 88077T 10 9                         Page 2 of 7 Pages
--------------------------------------                       -------------------

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    1     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                SSJ Enterprises, LLC
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                       (b) [ ]
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    3     SEC USE ONLY

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    4     CITIZENSHIP OR PLACE OR ORGANIZATION

                New York
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                               5 SOLE VOTING POWER
      NUMBER OF
        SHARES                       Common Stock - 9,766,666*
     BENEFICIALLY            ---------------------------------------------------
       OWNED BY                6 SHARED VOTING POWERV
         EACH
      REPORTING                      Common Stock - 0
        PERSON               ---------------------------------------------------
         WITH                  7 SOLE DISPOSITIVE POWER

                                     Common Stock - 9,766,666*
                             ---------------------------------------------------
                               8 SHARED DISPOSITIVE POWER

                                     Common Stock - 0
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                Common Stock - 9,766,666*
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
          [ ]

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Common Stock - 7.98%*
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

* Includes 4,333,333 shares of common stock that may be acquired upon the exercise of warrants.


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                                                             -------------------
                                                              Page 3 of 7 Pages
                                                             -------------------


Item 1(a)   Name of Issuer:

            TeraForce Technology Corporation


Item 1(b)   Address of Issuer's Principal Executive Offices:

            1240 East Campbell Drive, Richardson, TX  75081


Item 2(a)   Name of Person Filing:

            SSJ Enterprises, LLC


Item 2(b)   Addresses of Principal Business Office or, if none, Residence:

            992 East Seventh Street
            Brooklyn, NY  11230

Item 2(c)   Citizenship:

            Not applicable.


Item 2(d)   Title of Class of Securities:

            Common Stock, $.01 per share ("Common Stock")


Item 2(e)   CUSIP Number:

            Common Stock - 88077T 10 9



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                                                             -------------------
                                                              Page 4 of 7 Pages
                                                             -------------------


Item 3 If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

            (a)  [ ] Broker or dealer registered under section 15 of the Act (15
                     U.S.C. 78o);
            (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                     78c);
            (c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
            (d)  [ ] Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8);
            (e)  [ ] An investment adviser in accordance with Section
                     240.13d-1(b)(1)(ii)(E);
            (f)  [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
            (g)  [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
            (h)  [ ] A savings association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813);
            (i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
            (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4      Ownership:

            (a)  Amount beneficially owned:

                 As of March 14, 2003, SSJ Enterprises, LLC was the beneficial owner of 9,766,666 shares (including 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants) of Common Stock of TeraForce Technology Corporation.

            (b)  Percent of Class:

                     Common Stock - 7.98%*

                 * Includes 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants.

            (c)  Number of shares as to which each person has:

                 (i) sole power to vote or to direct the vote:

                     Common Stock - 9,766,666*


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                                                             -------------------
                                                              Page 5 of 7 Pages
                                                             -------------------


                 * Includes 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants.

                 (ii)  shared power to vote or to direct the vote:

                       Common Stock - 0

                 (iii) sole power to dispose or to direct the disposition
                       of:

                       Common Stock - 9,766,666*

                 * Includes 4,333,333 shares of Common Stock that may be acquired upon the exercise of warrants.

                 (iv) shared power to dispose or to direct the disposition of:

                       Common Stock - 0




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                                                             -------------------
                                                              Page 6 of 7 Pages
                                                             -------------------

Item 5      Ownership of 5% or Less of a Class:

            Not applicable.


Item 6      Ownership of More than 5% on Behalf of Another Person:

            Not applicable.


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

            Not applicable

Item 8      Identification and Classification of Members of the Group:

            Not applicable.

Item 9      Notice of Dissolution of Group:

            Not applicable


Item 10     Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                             -------------------
                                                              Page 7 of 7 Pages
                                                             -------------------

                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 1, 2003




                                    /s/ SSJ Enterprises, LLC
                                    ------------------------------------------
                                    SSJ Enterprises, LLC
                                    By: Stephen S. Jemal
                                    Title: Managing Member



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).